Exhibit 99.1

Nevada Geothermal Power Inc.
Faulkner 1 Power Plant Successfully Restarted

Vancouver, B.C. (February 24, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) is pleased to report that its Faulkner 1 power plant was successfully restarted yesterday. A temporary solution has enabled two of the three generators to be restarted at reduced output levels. Engineering considerations surrounding the interim repair plan has limited start-up output to 13MW (net). The permanent repair plan is on schedule and the plant is expected to be fully operational again by early March.

Drilling Update
The company has completed drilling Production Well 91-15 and a slotted liner has been installed to 8315 ft. The company is currently testing the well to determine output levels. Pipeline construction, electric power hook-up and pump installation for Well 91-15 is expected to take several months to complete.

The company has completed the pipeline connecting new Injection Well 55-15 to the power plant which will enable increased plant output upon full plant operations. Injection Well 58-11 is expected to be connected and in service in several weeks.

It is expected that the recently completed Wells 91-15, 55-15 and 58-11 will enable the Faulkner 1 plant to achieve output levels of approximately 45 MW (net) when all three are connected. Funding for this work is already in hand.

The company will also drill three additional injection wells using existing budgeted funds under its expansion drilling program to more widely distribute spent brine injection sites and to optimize geothermal reservoir management over the long term.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada, and Crump Geyser, Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information.

Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advice in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com